John A Gacinski CPA

ANCIENT OF DAYS ADVISORS INC.

INDEPENDENT AUDITOR'S OPINION

To the Shareholder of MyDentalWig Inc.:

I have audited the accompanying comparative financial statements of MyDentalWig Inc., which comprise the statement of financial position as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these comparative financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these comparative financial statements based on our audit. I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness

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of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MyDentalWig Inc. as of December 31, 2021 and 2020, and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

John A Gacinski, CPA

John A Gacinski, CPA
Roslyn NY
April 22, 2022

MyDentalWig Inc.
Statement of Financial Position
December 31, 2020 and 2021

	12/31/2020	12/31/2021
Assets:		
Current Assets:		
Cash		
Mercury Bank	$ -	$ 10,462
Fixed Assets & Equipment		
Prosthetic Equipment	84,784	84,784
Machine Freight	7,200	7,200
Leasehold Improvements	3,300	3,300
Other Equipment	2,660	2,660
Less accumulated depreciation	(97,944)	(97,944)
Net Fixed Assets & Equipment	-	-
Intangible Assets		
Start-up Expenditures	43,079	43,079
US Patents, Copyrights & Trademarks	69,846	69,846
Less accumulated amortization	(77,708)	(80,581)
Net Intangible Assets	35,217	32,344
Total Assets	$ 35,217	$ 42,806
Liablities:		
Loan Payable to Sole Member	$ 15,940	$ 15,940
Total liabilities	15,940	15,940
Stockholders' Equity	19,277	26,866
Total Liabilities and Stockholder's Equity	$ 35,217	$ 42,806

See Independent Accountant's Audit Report and Notes to the Financial Statements

MyDentalWig Inc.
Statement of Income
For the Year Ending December 31, 2020 and 2021

	12/31/2020	12/31/2021
Income:		
Income	$ -	$ 4,759
Expenses:		
Operating expenses	21,021	38,088
Total Expenses	21,021	38,088
Net loss before amortization	(21,021)	(33,329)
Amortizaton	2,873	2,873
Net Income	$ (23,894)	$ (36,202)

MyDentalWig Inc.
Statement of Changes in Stockholders' Equity
For the Year Ending December 31, 2020 and 2021

	Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance on January 1, 2020	$ 73,455	$ (51,305)	$ 22,150
Additional paid-in-capital	21,021		21,021
Net loss for the year		(23,894)	(23,894)
Balance on December 31, 2020	94,476	(75,199)	19,277
Additional paid-in capital	43,791		43,791
Net loss for the year		(36,202)	(36,202)
Balance on December 31, 2021	$ 138,267	$ (111,401)	$ 26,866

MyDentalWig Inc.
Statement of Cash Flows
For the Year Ending December 31, 2020 and 2021

	12/31/2020	12/31/2021
Operating Activities		
Net income	$ (23,894)	$ (36,202)
Plus amortization	$ 2,873	$ 2,873
Net Cash Provided By Operating Activities	(21,021)	(33,329)
Financing Activities		
Capital contribution by sole owner	21,021	43,791
Net Cash Provided by Financing Activities	21,021	43,791
Net Cash Increase for Period	-	10,462
Cash at Beginning of Period	-	-
Cash at End of Period	$ -	$ 10,462

MyDentalWig Inc.
Notes to Financial Statements
For the Years Ending December 31, 2020 and 2021

1) Entity

MyDentalWig Inc. ("the Company") is a Delaware corporation formed on May 28, 2021. The Company offers a disruptive, direct-to-consumer technology that allows customers to replace their missing teeth with a Dental Wig, a dental implant alternative. The Company is the successor to MyDentalWig LLC, a California LLC formed on December 5, 2007 and the operating results and assets of the LLC are included in this report.

2) Summary of Accounting Policies

These statements have been prepared under the accrual basis of accounting ("GAAP"). Under GAAP, income is recognized when earned and expenses are recognized when incurred.

Depreciation and amortization are recorded over the estimaed useful life of the assets

3) Patents

The Company licenses one patent as of December 31, 2021 from the company's sole owner. This patent is No.: US 7,967, 145 B and the date of Patent: 06/28/2011.

4) Subsequent Events

The Company's sole owner has filed for two patents in 2022. These patents are pending and will be licensed to the Company once they are granted.